December 20, 2019

Paul Hudson
Chief Executive Officer
Sanofi
54, Rue La Bo tie
75008 Paris France

       Re: Sanofi
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 001-31368

Dear Mr. Hudson:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statements of Changes in Equity, page F-6

1. You combine additional paid in capital and retained earnings in your Consolidated
      Statements of Changes in Equity. Please explain to us how this complies with
      IFRS. Conceptually, retained earnings represents earnings from your operating activities and not additional paid in capital generated from your capital raising activities. These two activities appear to differ fundamentally in nature and function, as discussed in paragraphs
      58 and 78 of IAS 1, which also provides a specific example showing the disaggregation of equity capital into paid-in capital and share premium. In addition, paragraphs 108 and 109 of IAS 1 suggest that capital transactions with owners, such as equity contributions and reacquisition of an entity's own equity instruments, are wholly distinct from income and expense, including gains and losses, generated from operating activities. We believe that your inclusion of additional paid in capital in retained earnings conflicts with this
 Paul Hudson
Sanofi
December 20, 2019
Page 2
         guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at 202-551-3614 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNamePaul Hudson                             Sincerely,
Comapany NameSanofi
                                                          Division of
Corporation Finance
December 20, 2019 Page 2                                  Office of Life
Sciences
FirstName LastName